Nitro Petroleum, Inc.                                     www.nitropetroleum.com
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Nitro Petroleum, Inc.

#29, 3800 Gallaghers Pinnacle Way Kelowna, BC V1W 3Z8

     February 20, 2007

     United States Securities and Exchange Commission
     100 F Street NE
     Washington, D.C. 20549-7010

     Attention: Mr. John Cannarella
     ------------------------------
     RE: Nitro Petroleum Incorporated
                  Form 10-KSB for the fiscal year ended January 31, 2006 Form 10-QSB for the fiscal quarter ended October 31, 2006
                  ----------------------------------------------------

         With respect to your request we attach our explanations and description of the actions taken in response to your comment letter of January 26, 2007. All the changes required to be done to financial statements now have been complete.

     Form 10-KSB for the Fiscal Year Ended January 31, 2006
     ------------------------------------------------------
     Consolidated Statements of Cash Flows, page 15
     ----------------------------------------------

     1. We note that in applying the indirect method of cash flow reporting, your reconciliation to net cash flows from operating activities begins with loss from continuing operations rather than net income/loss. Please revises your presentation to reconcile net income/loss to net cash flow from operating activities, as contemplated by paragraph 28 of SFAS 95. We also note that you have presented the change in cash equivalents of discontinued operations into a single line item for all periods presented. Further, this line item is presented separately from the cash flows from your operations, investing and financing activities. Please note that paragraph 14 of SFAS 95 does not support aggregating operating, investing and financing cash flows from discontinued operations into a single line item or presenting operating, investing and financing cash flows from discontinued
         operations all within one cash flows category. Please revise your presentation accordingly.

     Reply
     -----

         We have revised the presentation to conform with SFAS 95.

   Statement of Operations from Discontinued Operations of Ingenium Capital B.C.
   -----------------------------------------------------------------------------
   Ltd., page 17
   --------------

     2. Please clarify why you have disclosed this presentation outside of the notes to your consolidated Financial Statements and tell us whether this schedule has been audited by your independent auditors
     Reply
     -----

         The presentation of discontinued operations has been changed to include the information from the former Schedule 1 as part of the notes to the financial statements in Note 8.



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#29, 3800 Gallaghers Pinnacle Way Kelowna, BC V1W 3Z8
toll free 1.888.740.7276  fax 1.250.487.2276

Nitro Petroleum, Inc.                2                    www.nitropetroleum.com
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Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 18
-----------------------------------------------------------

Mineral Property, page 19
-------------------------

     3. We note your disclosure which indicates the costs of acquiring unproven mineral properties are expensed as incurred. Please note that EITF 04-2 indicates that mineral rights, as defined in this pronouncement, are tangible assets and should be accounted for as such. Please modify your policy accordingly and confirm that you will comply with this guidance in your future filings or otherwise advise.

     Reply
     -----
         We have modified the accounting policy to include that the costs incurred in proven reserves will be capitalized and amortized over their useful life. However, the costs incurred on unproven properties until such time will be expensed as they are incurred

Oil and Gas Properties, page 19
-------------------------------

     4. We note your disclosure which indicates that unevaluated properties are assessed periodically to ascertain whether impairment has occurred. Please clarify in your disclosure that the properties are assessed at lease annually to ascertain whether impairment has occurred, if true, or otherwise advise. Please refer to Rule 410(c)(3)(ii)(A) of Regulation S-X.

     Reply
     -----

         We have modified the accounting policy to include the fact that the unevaluated properties are assessed at least annually for impairment.

Impairment of Long-lived Assets, page 21
----------------------------------------

5.   Please expand your disclosure to indicate the results of your ceiling test.

     Reply
     -----

         We have modified the accounting policy to include that no ceiling test was performed since there were no proven reserves.

Basic and Diluted Loss Per Share, page 22
-----------------------------------------

     6. Please disclose those securities that could potentially dilute basis EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.




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#29, 3800 Gallaghers Pinnacle Way Kelowna, BC V1W 3Z8
toll free 1.888.740.7276  fax 1.250.487.2276

Nitro Petroleum, Inc.               3                     www.nitropetroleum.com
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     Reply
     -----

         We have modified the accounting policy to include that those securities that could potentially dilute the basic EPS in the future were not included in the computation of diluted EPS.

Interim Balance Sheets
----------------------

     7. We note that your recorded $2,299,344 of promissory notes payable as of October 31, 2006. Please disclose the terms of the notes including maturity date(s), the interest rates, and whether any interest due is in arrears.

     Reply
     -----

         Note 8 was added to disclose the terms of the promissory notes payable. Also, all the promissory notes have been filed in 10QSB for the fiscal quarter ended July 31, 2006 (Exhibit 10.10).

Interim Statements of Operations
--------------------------------

8. We note that you recorded royalty income as a component of other income. Other income and expenses are normally non-operating and comprised of items such as dividends, interest and gains on sales of assets. Please tell us the nature of the royalty income recorded and why it is considered non-operating. In this regard, you may need to characterize such proceeds as "income earned during the exploration stage".

     Reply
     -----

         Royalty income was renamed to oil and gas revenue and has been included as part of normal operations.


Item 2. Management's Discussion and Analysis or Plan of Operation
-----------------------------------------------------------------
Barnett Shale
-------------

     9. We note that you accepted a $400,000 promissory note as consideration for selling working interests in certain wells to Quantum Energy Inc. In assessing whether the legal transfer of ownership resulted in a divestiture for accounting purposes, please tell us whether the risks and other incidents of ownership have, in substance, been transferred to Quantum Energy Inc. with sufficient certainty and indicate how you reached your conclusion. Refer to SAB Topic SF. Additionally, please tell us how you accounted for the shares of Quantum's stock required to be delivered when the note plus interest is repaid on time.

     Reply
     -----

         In assessing whether the legal transfer of the ownership resulted in a divestiture for accounting purposes, we have concluded that the risk



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#29, 3800 Gallaghers Pinnacle Way Kelowna, BC V1W 3Z8
toll free 1.888.740.7276  fax 1.250.487.2276

Nitro Petroleum, Inc.               4                    www.nitropetroleum.com
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         and other  incidents of ownership have not been  transferred to Quantum
         Energy Inc. The legal title still remains with Nitro and there is an absence of significant financial investment by Quantum as there has yet to be any payment made by Quantum with respect to the purchase. As of October 31, 2006, Quantum has been unable to fulfill its debt obligations and the terms of the debt had to be extended subsequently on November 1, 2006. For the reasons stated above the transaction between Nitro and Quantum did not result in a divestiture for accounting purposes and accordingly, the company has elected to defer the recognition of the transaction until such time the transaction can be treated as a divestiture for accounting purposes. Consequently, adjustments were made to the interim financial statements to reverse or eliminate the accounting for this transaction. The note disclosure has been revised to be consistent.

         We have not accounted for the shares of Quantum's stock to be returned to Quantum upon timely repayment of loan plus interest as the agreement was entered into on November 1, 2006 subsequent to the period of reporting and were not issued as at October 31, 2006

         A corresponding changes have been done to the disclosures in Item 2, Management's Discussion and Analysis or Plan of Operation, of the 10 QSB filing.


Item 3. Controls and Procedures
-------------------------------

     10. You state that there were no "significant changes" in you internal control over financial reporting. Please note that Item 308(c) of Regulation S.B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a - 15 or 15d - 15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please review your disclosure and revise as appropriate.

     Reply
     -----

         In a form 10-QSB instead of "There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation" we will insert "There have been no changes that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting."

Item 14. Principal Accounting Fees and Services, Page 33
--------------------------------------------------------

11. Please describe the nature of the non-audit fees billed to you by Amisano Hanson during the fiscal years ended January 31, 2006 and January 31, 2005.



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#29, 3800 Gallaghers Pinnacle Way Kelowna, BC V1W 3Z8
toll free 1.888.740.7276  fax 1.250.487.2276

Nitro Petroleum, Inc.                   5                 www.nitropetroleum.com
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Reply

         We have changed the disclosure to include the fees that relate to the interim review of the financial statements and the respective 10-KSB reports with that which is included in audit fees.


     Please find enclosed the Company's amended financial statements and drafts of the amended 10QSB (10QSB-A) and 10KSB (10KSB-A) in question for your approval.

     Sincerely Yours,

     /s/ Ted Kozub
     -------------------------------
     Ted Kozub
     President, Nitro Petroleum Inc.



























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#29, 3800 Gallaghers Pinnacle Way Kelowna, BC V1W 3Z8
toll free 1.888.740.7276  fax 1.250.487.2276